EXHIBIT 1

RedHill Biopharma Enters $115 Million Non-Dilutive Financing Agreement with HealthCare Royalty Partners

RedHill to receive $30 million following closing to support its commercial operations, including the planned launch of Talicia® this quarter and the ongoing promotion of Aemcolo®

RedHill will receive an additional $50 million to fund the acquisition of rights to Movantik® from AstraZeneca pursuant to a transaction announced today

Two additional tranches totaling $35 million will be available to further support RedHill’s commercial operations and provide additional financing for the Movantik® acquisition

TEL-AVIV, Israel and RALEIGH, N.C., Feb. 25, 2020 (GLOBE NEWSWIRE) -- RedHill Biopharma Ltd. (Nasdaq: RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company primarily focused on the commercialization and development of proprietary drugs for the treatment of gastrointestinal diseases, today announced that it has entered into a non-dilutive, royalty-backed term loan agreement with HealthCare Royalty Partners (“HCR”) pursuant to which HCR has committed up to $115 million to support RedHill’s U.S. commercial operations.

“This non-dilutive financing will support the acquisition of rights to Movantik® from AstraZeneca, the planned U.S. launch of Talicia® this quarter and the ongoing promotion of Aemcolo®,” said Micha Ben Chorin, RedHill’s Chief Financial Officer. “We would like to thank HCR for their confidence and support and look forward to a fruitful partnership.”

Clarke Futch, Managing Partner at HCR, stated: “Over the past several years RedHill has methodically built an organization that is ready to become a leader in the GI space, through the commercialization of its existing products as well as the strategic acquisition of additional products. HCR is very excited to partner with RedHill as it looks to fund its growth.”

Paul Hadden, Partner at HCR, based in London, added: “Recognizing that the United States is an important market for most biopharma companies, HCR is pleased to be able to provide value added support to its partners as they look to grow in the U.S. market. We are strong believers in the prospects for RedHill’s future and look forward to supporting the launch of Talicia®, the ongoing promotion of Aemcolo®, and the acquisition of Movantik®.”

Under the terms of the agreement, RedHill will receive $30 million following the closing to support RedHill’s commercial operations, including the planned U.S. launch of Talicia®1 this quarter and the ongoing promotion of Aemcolo®2. Subject to satisfaction of certain customary conditions, RedHill will receive an additional $50 million to fund the acquisition of rights to Movantik® (naloxegol)3, a peripherally acting mu-opioid receptor antagonist (PAMORA) indicated for the treatment of opioid-induced constipation (OIC), from AstraZeneca pursuant to the transaction announced today. Two additional tranches, the second of which is at the mutual agreement of RedHill and HCR, totaling $35 million will be available upon satisfaction of certain conditions to further support RedHill’s growing commercial operations. HCR will receive royalties in the low-single digits based on RedHill’s worldwide net revenues, subject to a cap, as well as interest on the outstanding term loan to be computed as the 3-month LIBOR rate plus a single-digit interest rate, depending on revenues generated. The term loan matures in six years with no principal amortization payments required in the first three years. The loan can be prepaid at RedHill’s discretion, subject to customary prepayment fees, certain of which decrease over time.

SVB Leerink acted as exclusive financial advisor and Cravath, Swaine & Moore LLP acted as special transaction counsel to RedHill on the transaction. Cooley LLP acted as transaction counsel to HCR.

About RedHill Biopharma Ltd.
RedHill Biopharma Ltd. (Nasdaq: RDHL) is a specialty biopharmaceutical company, primarily focused on the commercialization and development of proprietary drugs for the treatment of gastrointestinal diseases. RedHill promotes the gastrointestinal drug Aemcolo® in the U.S. and is planning to launch Talicia® in the U.S. for the treatment of Helicobacter pylori (H. pylori) infection in adults. RedHill has entered into an agreement to acquire the rights to Movantik® for opioid-induced constipation. The acquisition remains subject to customary closing conditions and regulatory clearances. RedHill’s key clinical late-stage development programs include: (i) RHB-104, with positive results from a first Phase 3 study for Crohn's disease; (ii) RHB-204, with a planned pivotal Phase 3 study for pulmonary nontuberculous mycobacteria (NTM) infections; (iii) RHB-102 (Bekinda®), with positive results from a Phase 3 study for acute gastroenteritis and gastritis and positive results from a Phase 2 study for IBS-D; (iv) ABC294640 (Yeliva®), a first-in-class SK2 selective inhibitor, targeting multiple oncology, inflammatory and gastrointestinal indications, with an ongoing Phase 2a study for cholangiocarcinoma; (v) RHB-106, an encapsulated bowel preparation, and (vi) RHB-107, a Phase 2-stage first-in-class, serine protease inhibitor, targeting cancer and inflammatory gastrointestinal diseases. More information about the Company is available at www.redhillbio.com.

About HealthCare Royalty Partners
HealthCare Royalty Partners (“HCR”) is a private investment firm that purchases royalties and uses debt-like structures to invest in commercial or near-commercial stage biopharmaceutical assets. HCR has $5.5 billion in cumulative capital commitments with offices in Stamford (CT), San Francisco, Boston and London. For more information, visit www.healthcareroyalty.com.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control and cannot be predicted or quantified, and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks related to the timing for the launch of Talicia® as well as risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company’s research, manufacturing, preclinical studies, clinical trials, and other therapeutic candidate development efforts, and the timing of the commercial launch of its therapeutic candidates and its FDA-approved products; (ii) the Company’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials or the development of a commercial companion diagnostic for the detection of MAP; (iii) the extent and number of additional studies that the Company may be required to conduct and the Company’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company’s therapeutic candidates and Talicia®; (v) the Company’s ability to successfully commercialize and promote Talicia® and Aemcolo® and following closing of the acquisition, Movantik®; (vi) the Company’s ability to establish and maintain corporate collaborations; (vii) the Company's ability to acquire products approved for marketing in the U.S. that achieve commercial success and build its own marketing and commercialization capabilities; (viii) the interpretation of the properties and characteristics of the Company’s therapeutic candidates and the results obtained with its therapeutic candidates in research, preclinical studies or clinical trials; (ix) the implementation of the Company’s business model, strategic plans for its business and therapeutic candidates; (x) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (xi) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (xii) estimates of the Company’s expenses, future revenues, capital requirements and needs for additional financing; (xiii) the effect of patients suffering adverse experiences using investigative drugs under the Company's Expanded Access Program; (xiv) competition from other companies and technologies within the Company’s industry; (xv) the hiring and employment commencement date of executive managers and (xvi) whether the proposed acquisition of Movantik® will be consummated or as to the timing thereof. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on February 26, 2019, as amended on May 15, 2019. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement, whether as a result of new information, future events or otherwise unless required by law.

1 See full prescribing information for Talicia® (omeprazole magnesium, amoxicillin and rifabutin): http://bit.ly/2CozHNH.
2 See full prescribing information for Aemcolo® (rifamycin): www.aemcolo.com.
3 Full prescribing information for Movantik® is available at: www.movantik.com.

Company contact:
Adi Frish
Senior VP of Business Development & Licensing
RedHill Biopharma
+972-54-6543-112
adi@redhillbio.com

IR contact (U.S.):
Timothy McCarthy, CFA, MBA
Managing Director, Relationship Manager
LifeSci Advisors, LLC
+1-212-915-2564
tim@lifesciadvisors.com